Exhibit 99.6

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117 AUSTIN, TEXAS 78729-1106 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944

August 29, 2016

Mr. Mike Hoover

President

Esquisto Resources, LLC

421 West 3rd Street, Suite 750

Fort Worth, TX 76102

Re:	Evaluation Summary
Esquisto Resources II, LLC
Total Net Reserves
Certain Properties in Texas
As of June 30, 2016

Pursuant to the Guidelines of the Securities
and Exchange Commission for Reporting
Corporate Reserves and Future Net Revenue

Dear Mr. Hoover:

As requested, this report was prepared on August 29, 2016 for Esquisto Resources II, LLC (“Company”) for the purpose of submitting our summary level reserve estimates and economic forecasts attributable to the subject interests. We evaluated 100% of the company reserves, which are located in various oil and gas properties in Texas. This evaluation, effective June 30, 2016, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC).

		Proved Developed Producing	Proved Undeveloped	Total Proved	Probable	Possible
Net Reserves
Oil	- Mbbl	8,953.7	40,049.0	49,002.6	60,675.4	105,988.8
Gas	- MMcf	8,856.6	17,661.6	26,518.2	26,757.9	46,761.4
NGL	- Mbbl	2,293.7	4,975.6	7,269.3	7,439.2	12,886.6
Net Revenue
Oil	- M$	362,265.8	1,620,380.9	1,982,646.8	2,454,927.0	4,288,305.0
Gas	- M$	11,950.9	23,832.0	35,782.9	36,106.2	63,098.4
NGL	- M$	23,737.5	51,491.5	75,229.0	76,986.7	133,360.8
Severance Taxes	- M$	19,340.9	80,186.8	99,527.7	121,408.6	211,996.5
Ad Valorem Taxes	- M$	7,422.8	31,664.2	39,087.0	47,953.6	83,746.3
Operating Expenses	- M$	76,912.7	215,940.2	292,853.0	339,579.8	604,858.8
Other Deductions	- M$	3,432.4	13,053.5	16,485.8	20,872.7	37,473.9
Investments	- M$	2,331.4	600,195.1	602,526.4	897,104.0	1,562,914.0
Net Operating Income (BFIT)	- M$	288,514.0	754,665.1	1,043,179.1	1,141,101.3	1,983,775.8
Discounted @ 10%	- M$	166,232.4	161,570.7	327,803.2	230,744.3	378,854.3

Esquisto Resources II, LLC

August 29, 2016

Composite forecasts for the Total Proved, Proved Developed Producing, Proved Developed Non-Producing, Proved Undeveloped, Probable and Possible estimates are presented by category in Tables I-TP, I-PDP, I-PDNP, I-PUD, I-PROB and I-POSS, respectively.

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

Hydrocarbon Pricing

The base oil and gas prices calculated for June 30, 2016 were $43.12/bbl and $2.241/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices during 2015 and 2016, and the base gas price is based upon Henry Hub spot prices during 2015 and 2016.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $40.46 per barrel for oil, $1.35 per MCF for gas, and $10.35 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, lease operating expenses and investments were calculated and prepared by Esquisto Resources II, LLC and were accepted as furnished. Lease operating expenses, price differentials and gas shrinkage were determined at the well level using 12-month averages. Ad valorem tax percentages were determined at the well level by comparing taxes paid to total revenue.

Possible Effects of Federal and State Legislation

Federal, state and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. However, the impact of possible changes to legislation or regulations to future operating expenses and investment costs have not been included in the evaluation. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Esquisto Resources II, LLC

August 29, 2016

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages 1 and 2 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. Non-commercial PUD properties shown in Table II’s and individual cash flow tables do not meet SEC guidelines for commerciality and therefore are not booked as reserves. These non-commercial properties are included in this report for the sole purpose of tracking wellbores and/or drilling locations within the Company.

This evaluation includes 212 proved undeveloped locations, of which only 176 are commercial using the SEC price scenario. Each of these commercial drilling locations proposed as part of the Company’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the Company has indicated they have every intent to complete this development plan within the next five years. Furthermore, the Company has demonstrated that they have the proper staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 3 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Esquisto Resources II, LLC properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Esquisto Resources II, LLC

August 29, 2016

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated or considered. However, the estimated net cost of plugging and the salvage value of equipment at abandonment have been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was prepared by W. Todd Brooker, P.E., Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Esquisto Resources II, LLC and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693

[Seal]	/s/ W. Todd Brooker
W. Todd Brooker, P.E.
Senior Vice President